FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 17, 2006

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.

75 Route de Longwy

L-8080 Bertrange

Grand-Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1. FINANCIAL STATEMENTS

Millicom International Cellular S.A. and subsidiaries (“MIC” or “Millicom” or the “Group”) unaudited interim condensed consolidated financial statements as of September 30, 2006.

Interim condensed consolidated balance sheets	MILLICOM INTERNATIONAL
As of September 30, 2006	CELLULAR S.A.
and December 31, 2005

ASSETS	Notes	September 30, 2006	December 31, 2005 (i)
		(Unaudited)	(Restated)
		US$ ’000	US$ ’000
ASSETS

Non-Current Assets

Intangible assets, net	3	424,649	373,487
Property, plant and equipment, net	5	954,979	671,774
Investment in associates		6,329	5,367
Financial assets
Financial assets available for sale		21	6,307
Pledged deposits		4,419	6,500
Deferred taxation	14	3,129	4,817

Total Non-Current Assets		1,393,526	1,068,252

Current Assets

Financial assets
Financial assets at fair value through profit or loss	6	—	327,803
Financial assets held to maturity		—	7,687
Pledged deposits		48,135	47,035
Inventories		33,949	16,369
Trade receivables, net		145,055	109,165
Amounts due from joint ventures and joint venture partners		21,517	19,244
Amounts due from other related parties		140	1,781
Prepayments and accrued income		53,827	48,046
Current tax assets	14	8,463	14,716
Supplier advances and other current assets	7	99,249	52,796
Time deposits		—	108
Cash and cash equivalents		567,384	596,567

Total Current Assets		977,719	1,241,317

Assets held for sale	8	5,033	250,087

TOTAL ASSETS		2,376,278	2,559,656

(i) Intangible assets have been amended to reflect the final purchase price allocation for Millicom’s acquisition of its operation in the Democratic Republic of Congo (See Note 3).

The accompanying notes are an integral part of these interim condensed financial statements

EQUITY AND LIABILITIES	Notes	September 30, 2006	December 31, 2005 (i)
		(Unaudited)	(Restated)
		US$ ’000	US$ ’000

EQUITY
Share capital and premium	9	368,822	465,157
Treasury stock	9	—	(8,833)
Other reserves		(12,060)	(15,217)
Accumulated losses brought forward	9	(39,565)	(151,779)
Profit for the year attributable to equity holders		119,052	10,277
		436,249	299,605
Minority interest	3	22,579	34,179
TOTAL EQUITY		458,828	333,784

LIABILITIES
Non-current Liabilities
Debt and other financing
10% Senior Notes	11	538,395	537,599
4% Convertible Notes – Debt component	11	169,143	163,284
Other debt and financing	11	207,135	120,041
Other non-current liabilities		168,618	203,988
Deferred taxation	14	32,567	45,228
Total non-current liabilities		1,115,858	1,070,140

Current Liabilities
Debt and other financing
5% Mandatory Exchangeable Notes	11	—	315,359
Other debt and financing	11	115,946	96,340
Trade payables		321,057	210,540
Amounts due to joint ventures and joint venture partners		15,191	14,122
Amounts due to other related parties		4,209	4,780
Accrued interest and other expenses		100,895	61,236
Current tax liabilities	14	67,547	67,815
Other current liabilities		176,165	138,816
Total current liabilities		801,010	909,008

Liabilities directly associated with assets held for sale	8	582	246,724

TOTAL LIABILITIES		1,917,450	2,225,872

TOTAL EQUITY AND LIABILITIES		2,376,278	2,559,656

(i)             Equity has been amended to reflect the final purchase price allocation for Millicom’s acquisition of its operation in the Democratic Republic of Congo (See Note 3).

The accompanying notes are an integral part of these interim condensed financial statements

Interim condensed consolidated statements of profit and loss	MILLICOM INTERNATIONAL
For the nine months ended September 30, 2006	CELLULAR S.A.
and September 30, 2005

	Notes	Nine months ended September 30, 2006	Nine months ended September 30, 2005 (i)
		(Unaudited)	(Unaudited)
		US$ ’000	US$ ’000

Revenues	12,15	1,086,335	715,551
Cost of sales	13	(423,529)	(313,109)
Gross profit		662,806	402,442
Sales and marketing		(171,463)	(111,129)
General and administrative expenses		(178,860)	(137,797)
Other operating expenses		(27,643)	(19,410)
Other operating income	16	1,768	2,316
Gain from sale of subsidiaries and joint ventures, net	4	5,836	919
Operating profit	12,15	292,444	137,341
Valuation movement on investment securities	6	(36,386)	(77,357)
Fair value result on financial instruments	6,11	65,310	16,533
Interest expense		(105,418)	(105,967)
Interest income		19,533	15,752
Exchange (loss)/ gain, net	11	(37,074)	46,368
Profit from associates		972	451
Profit before taxes for the period from continuing operations		199,381	33,121
Charge for taxes	14	(76,767)	(43,553)
Profit/ (loss) for the period from continuing operations		122,614	(10,432)
Profit/(loss) from discontinued operations	8	(1,336)	34
Net profit/ (loss) for the period		121,278	(10,398)

Attributable to:
Equity holders of the Company		119,052	(5,853)
Minority interest		2,226	(4,545)
		121,278	(10,398)
Earnings (loss) per common share for profit (loss) attributable to the equity holders

• Basic (US$)	17	1.19	(0.06)

• Diluted (US$)	17	1.18	(0.06)

(i) Comparative information restated as a result of the classification of some of Millicom’s operations as discontinued operations (See Note 8).

The accompanying notes are an integral part of these interim condensed financial statements

Interim condensed consolidated statements of profit and loss	MILLICOM INTERNATIONAL
For the three months ended September 30, 2006	CELLULAR S.A.
and September 30, 2005

	Notes	Three months ended September 30, 2006	Three months ended September 30, 2005 (i)
		(Unaudited)	(Unaudited)
		US$ ’000	US$ ’000

Revenues	12, 15	402,503	260,629
Cost of sales		(161,599)	(117,317)
Gross profit		240,904	143,312
Sales and marketing		(66,893)	(38,489)
General and administrative expenses		(62,895)	(50,990)
Other operating expenses		(8,297)	(7,235)
Other operating income		1,071	1,655
Gain from sale of subsidiaries and joint ventures, net		369	708
Operating profit	12, 15	104,259	48,961
Valuation movement on investment securities		(19,556)	21,446
Fair value result on financial instruments		22,320	(18,044)
Interest expense		(29,765)	(37,698)
Interest income		6,610	5,556
Exchange loss, net		(4,679)	(4,141)
Profit from associates		317	53
Profit before taxes from continuing operations		79,506	16,133
Charge for taxes		(26,733)	(17,601)
Profit/(loss) for the quarter from continuing operations		52,773	(1,468)
Loss for the quarter from discontinued operations		(762)	(2,860)
Net profit/(loss) for the quarter		52,011	(4,328)

Attributable to:
Equity holders of the Company		51,791	533
Minority interest		220	(4,861)
		52,011	(4,328)
Earnings per common share for profit attributable to the equity holders

• Basic (US$)		0.52	0.01

• Diluted (US$)		0.51	0.01

(i) Comparative information restated as a result of the classification of some of Millicom’s operations as discontinued operations (See Note 8).

The accompanying notes are an integral part of these interim condensed financial statements

Interim condensed consolidated statements of cash flows	MILLICOM INTERNATIONAL
For the nine months ended September 30, 2006	CELLULAR S.A.
and September 30, 2005

	Notes	Nine months ended September 30, 2006	Nine months ended September 30, 2005
		(Unaudited)	(Unaudited)
		US $ ’000	US $ ’000
Net cash provided by operating activities		353,113	264,987

Cash flows from investing activities
Acquisition of subsidiaries, joint ventures and minority interests	3	(61,700)	(50,750)
Proceeds from the disposal of subsidiaries and joint ventures		(3,675)	899
Proceeds from the disposal of other investments		7,745	7,745
Purchase of licenses and other intangible assets		(37,053)	(30,942)
Purchase of financial assets		—	(1,682)
Purchase of property, plant and equipment	5	(391,268)	(177,893)
Proceeds from the disposal of property, plant and equipment		589	2,114
Increase in amounts due from joint ventures		(3,386)	(1,998)
Decrease/(increase) in pledged deposits		1,068	(11,264)
(Increase) / decrease in time deposits		110	(3,579)
Cash used by other investing activities		(248)	(1,830)
Net cash used by investing activities		(487,818)	(269,180)

Cash flows from financing activities
Proceeds from issuance of stock capital		13,088	2,909
Proceeds from issuance of debt and other financing		282,229	272,218
Repayment of debt and other financing		(187,958)	(76,769)
Payment of dividends to minority interests		(4,296)	(2,000)
Net cash provided by financing activities		103,063	196,358

Effect of exchange rate changes on cash balances		2,459	(705)
Net (decrease) / increase in cash and cash equivalents		(29,183)	191,460
Cash and cash equivalents, beginning		596,567	413,381

Cash and cash equivalents, ending		567,384	604,841

Non-cash investing and financing activities
Investing activities:
Revaluation of marketable securities		(36,386)	(77,357)
Acquisition of licenses		—	(204,239)
Disposal of Tele 2 shares		252,140	—
Financing activities:
Share-based compensation		9,431	2,372
Repayment of 5% Mandatory Exchangeable Notes		(357,512)	—
Derecognition of the embedded derivative on the 5% Mandatory Exchangeable Notes		105,372	—

Cash flows from discontinued operations
Net cash (used) provided by operating activities		14,682	40,614
Cash flow used by investing activities		(1,448)	(23,603)
Cash flow used by financing activities		(3,234)	(18,663)
Net increase/(decrease) in cash and cash equivalents		10,000	(1,652)

Cash and cash equivalents, beginning from discontinued operations		5,904	7,687

Cash and cash equivalents, ending from discontinued operations		15,904	6,035

The accompanying notes are an integral part of these interim condensed financial statements

Interim condensed consolidated statements of	MILLICOM INTERNATIONAL
Changes in equity	CELLULAR S.A.
For the periods ended September 30, 2006, December 31, 2005 and September 30, 2005

	Attributable to equity holders
	Number of Shares	Number of shares held by the Group	Share Capital	Share Premium	Treasury stock	Accumulated profit and loss account	Other Reserves	Total	Minority interest	Total Equity
	‘000	‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000
Balance as of December 31, 2004	99,219	(655)	148,828	364,954	(8,833)	(212,621)	(55,242)	237,086	43,351	280,437
IFRS 3- Negative goodwill derecognised						8,202		8,202		8,202
Profit for the period						(5,853)		(5,853)	(4,545)	(10,398)
Shares issued via the exercise of stock options	326		489	2,420				2,909		2,909
Share based compensation							2,372	2,372		2,372
4% Convertible Notes-equity component							39,109	39,109		39,109
Transfer to accumulated losses brought forward				(52,640)		52,640		—		—
Currency translation differences							(4,344)	(4,344)	(3,346)	(7,690)
Balance as of September 30, 2005 (unaudited)	99,545	(655)	149,317	314,734	(8,833)	(157,632)	(18,105)	279,481	35,460	314,941
Profit for the period (i)						16,130		16,130	(1,587)	14,543
Dividends paid to minority shareholders								—	(2,000)	(2,000)
Shares issued via the exercise of stock options	159		238	868			(462)	644		644
Share based compensation							703	703		703
Fair value adjustment on-financial assets							3,308	3,308		3,308
Currency translation differences							(661)	(661)	2,306	1,645
Balance as of December 31, 2005	99,704	(655)	149,555	315,602	(8,833)	(141,502)	(15,217)	299,605	34,179	333,784
Profit for the period						119,052		119,052	2,226	121,278
Dividends paid to minority shareholders								—	(4,296)	(4,296)
Shares issued via the exercise of stock options	860	655	1,291	2,963	8,833			13,087		13,087
Minority interest resulting from acquisition of subsidiaries								—	(9,712)	(9,712)
Share based compensation				1,348			8,083	9,431		9,431
Transfer to accumulated losses brought forward				(101,937)		101,937		—		—
Fair value adjustment on-financial assets							(3,308)	(3,308)		(3,308)
Currency translation differences							(1,618)	(1,618)	182	(1,436)
Balance as of September 30, 2006 (unaudited)	100,564	—	150,846	217,976	—	79,487	(12,060)	436,249	22,579	458,828

(i) As a result of the finalization of the allocation of purchase price for Millicom’s acquisition of its operation in the Democratic Republic of Congo, $0.2 million of amortization charges were reversed (see note 3).

The accompanying notes are an integral part of these condensed financial statements

Notes to Interim condensed consolidated	MILLICOM INTERNATIONAL
Financial Statements as of September 30, 2006	CELLULAR S.A.

1. ORGANIZATION

Millicom International Cellular S.A. (the “Company”), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the “Group” or “Millicom”) is a global operator of mobile telephone services in the world’s emerging markets. As of September 30, 2006, Millicom had interests in 16 mobile operations in 16 countries focusing on emerging markets in Central America, South America, Africa, South Asia and South East Asia. The Company’s shares are traded on the NASDAQ National Market under the symbol MICC and Stockholm stock exchange under the symbol MIC. Millicom delisted from the Luxembourg Stock Exchange on January 16, 2006. The Company has its registered office at 75, Route de Longwy, L-8080, Bertrange, Grand-Duchy of Luxembourg and is registered with the Luxembourg Register of Commerce under the number RCS B 40 630.

Millicom’s mobile interests in Central America include operations in El Salvador, Guatemala and Honduras; in South America operations in Bolivia and Paraguay; in Africa operations in Chad, Democratic Republic of Congo, Ghana, Mauritius, Senegal, Sierra Leone and Tanzania; in South Asia operations in Pakistan and Sri Lanka; and in South East Asia operations in Cambodia and Laos.

The Group was formed in December 1990 when Industriförvaltnings AB Kinnevik, a company established in Sweden, and Millicom Incorporated (“Millicom Inc.”), a corporation established in the United States of America, contributed their respective interests in international mobile joint ventures to form the Group. On December 31, 1993, Millicom Inc. was merged into a wholly-owned subsidiary of Millicom, MIC-USA Inc. a Delaware corporation, and the outstanding shares of Millicom Inc.’s common stock were exchanged for approximately 46.5% of Millicom’s common stock outstanding at that time.

The Directors approved these unaudited interim condensed consolidated financial statements on November 17, 2006 for issuance.

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES

The interim condensed consolidated financial statements of the Group are unaudited. They are presented in US dollars and have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting, as published by the International Accounting Standards Board (“IASB”). As such certain information and disclosures normally included in a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. In the opinion of management, the interim condensed consolidated financial statements reflect all adjustments that are necessary for a proper presentation of the results for interim periods. All adjustments made were normal recurring accruals. Millicom’s operations are not affected by significant seasonal or cyclical patterns. The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s audited annual report as of December 31, 2005 filed on Form 20-F, as amended, with the U.S. Securities and Exchange Commission.

The preparation of the financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The interim condensed consolidated financial statements are prepared in accordance with consolidation and accounting policies consistent with the consolidated financial statements as of December 31, 2005. As disclosed in Note 2 of Millicom’s consolidated financial statements for the year ended December 31, 2005, on January 1, 2006, several new IFRS pronouncements became effective. In addition to these IFRS pronouncements, IFRIC 10 - Interim Financial Reporting and Impairment was published in July 2006 (to be applied on or after November 1, 2006). Management determined that none of the new pronouncements have a material impact on Millicom’s accounting principles.

3. ACQUISITION OF SUBSIDIARIES AND MINORITY INTERESTS

On September 13, 2005, the Group acquired 100% of the voting shares of Oasis SPRL (“Oasis”), a mobile operation in the Democratic Republic of Congo. Millicom completed the allocation of the purchase price to the assets acquired, liabilities assumed and contingent liabilities during the period ended September 30, 2006. The final determined fair value of the identifiable assets and liabilities acquired were as follows:

	Recognised on acquisition	Carrying value
	US$ ’000	US$ ’000

Intangible assets, net (i)	13,333	2,291
Property, plant and equipment	16,035	16,035
Non-current pledged deposits	332	332
Inventories	460	460
Trade receivables	384	715
Prepayments and accrued income	865	865
Cash and cash equivalents	864	864
	32,273	21,562

Trade payables	(1,807)	(1,807)
Accrued interest and other expenses	(526)	(526)
Current tax liabilities	(40)	(40)
Other current liabilities	(2,035)	(2,035)
Contingent liabilities (ii)	(4,037)	—
	(8,445)	(4,408)

Fair value of net assets acquired and contingent liabilities	23,828
Goodwill arising on acquisition	11,172
Acquisition cost	35,000

(i)                                  Intangible assets identified are licenses for an amount of $13,333 thousand which have a useful life of 12 years.

(ii)                              Contingent liabilities relate to tax contingencies.

The goodwill is attributable to the profitability potential of the acquired business and the synergies expected to arise from the Group’s acquisition of Oasis. The acquisition cost of Oasis was $35.0 million and was fully paid in cash.

On finalization of the allocation of the purchase price Millicom used the discounted excess earnings method to ascertain the value to be allocated to the subscriber bases,  As a result, Millicom adjusted the value allocated to subscriber bases from the provisional amount of $4.0 million to $nil. Subsequently Millicom reversed $0.2 million of amortization charges previously recorded in 2005.

The acquired business contributed revenues of $13.5 million and net losses of $18.5 million to Millicom for the nine months period ended September 30, 2006.

On January 23, 2006, Millicom purchased for a total consideration of $20.0 million the remaining 15.6% ownership interest in Millicom Tanzania Limited, its operation in Tanzania in which Millicom now has 100% ownership. Millicom recognized goodwill of $15.9 million as a result of the acquisition of the minority interest, recorded under the caption “Intangible assets, net”.

On February 1, 2006, Millicom paid the final installment of $1.5 million for its acquisition of the remaining 30% of shares in its operation in Sierra Leone.

On March 14, 2006 Millicom purchased for a total consideration of $35.2 million the remaining 25% ownership interest in Sentel GSM, its operation in Senegal in which Millicom now has 100% ownership. Millicom recognized goodwill of $31.5 million as a result of the acquisition of the minority interest, recorded under the caption “Intangible assets, net”.

In July, 2006, Millicom completed its purchase for a total consideration of $5 million the remaining 4% ownership interest in Telefonica Celular de Paraguay SA, its subsidiary in Paraguay. The acquisition was approved by the regulatory authorities on July 12, 2006. Millicom recognized goodwill of $3.1 million as a result of the acquisition of the minority interest, recorded under the caption “Intangible assets, net”.

4. SALE OF SUBSIDIARIES AND FINANCIAL ASSETS AVAILABLE FOR SALE

As part of the sale of Pakcom Limited (see Note 8), Millicom transferred for no consideration 10% of its ownership in Paktel to the Arfeen Group, reducing Millicom’s ownership in Paktel Limited to 88.9%. No gain or loss was recorded on the disposal.

In May 2006, Millicom disposed of its wholly-owned subsidiary MIC-USA Inc. for a nominal amount. A net gain of $4.1 million was recognized from the sale and MIC-USA Inc. ceased to be consolidated from the date of sale. As part of the disposal of MIC-USA Inc., Millicom disposed of Great Universal Inc. and Modern Holdings Inc. Although Great Universal Inc. and Modern Holdings Inc were wholly-owned by Millicom, they were not consolidated because of the existence of outstanding warrants that enable the warrant holder to control Great Universal Inc. and Modern Holdings Inc. Therefore, these entities were accounted for as financial assets available for sale. No gain or loss was recorded on their disposal in 2006

5. PROPERTY, PLANT AND EQUIPMENT

During the nine months ended September 30, 2006, Millicom acquired property, plant and equipment with a cost of $429.2 million (2005:$184.8 million). The charge for depreciation on Property, Plant and Equipment for the nine months ended September 30, 2006 was $145.5 million (2005:$109.9 million).

The following table provides details of cash used for the purchase of property, plant and equipment:

	Nine months ended September 30, 2006	Nine months ended September 30, 2005
	(Unaudited)	(Unaudited)
	US $ ’000	US $ ’000

Additions	429,238	184,786
Net movement in payables and supplier advances for property, plant and equipment	(37,970)	(6,893)
Cash used for the purchase of property, plant and equipment	391,268	177,893

6. FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

As of September 30, 2006 and December 31, 2005, Millicom had the following financial assets at fair value through profit or loss:

	September 30, 2006	December 31, 2005
	(Unaudited)
	US $ ’000	US $ ’000

Tele2 A.B. – ‘B’ shares (i)	—	288,526
Embedded derivative on the 5% Mandatory Exchangeable Notes (i)	—	39,277
	—	327,803

(i) See Note 11.

7. SUPPLIER ADVANCES AND OTHER CURRENT ASSETS

As of September 30, 2006 supplier advances were $49.7 million (December 31, 2005: $21.2 million).

8. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

(a) Millicom Peru

In 2003, Millicom decided to dispose of its operation in Peru (“Millicom Peru”) as it is a wireless local loop operation which is not part of the mobile telephony core business of Millicom and in addition, Millicom has no other operations in Peru. The sale was completed in May 2006 and regulatory approved on October 18, 2006. The approval resulted in the transfer of control. Therefore, as of  September 30, 2006, Millicom Peru is classified as an asset held for sale and a discontinued operation. Millicom Peru is part of the segment “Other”.

Millicom Peru was not classified as an asset held for sale and a discontinued operation in the interim condensed consolidated financial statements as of September 30, 2005. The comparative interim condensed consolidated statements of profit and loss for the nine months ended September 30, 2005 and for the three months ended September 30, 2005 have been adjusted. As a result, a loss of $0.5 million for the nine months ended September 30, 2005 and a loss of $0.1 million for the three months ended September 30, 2005 have been reclassified from profit/(loss) from continuing operations to profit/(loss) from discontinued operations. This reclassification does not impact the comparative net profit/(loss) for the periods.

(b) Pakcom Limited

In the third quarter of 2005, Millicom started to actively negotiate the sale of its share in Pakcom Limited, one of its Pakistani operations. On September 30, 2005, Pakcom Limited met the requirements for classification as a disposal group held for sale in accordance with IFRS 5, “Non-current asset held for sale and discontinued operations” and therefore all the assets and liabilities of Pakcom Limited were classified separately in the consolidated balance sheet. In addition, all assets and liabilities of Pakcom Limited were measured at their fair value (determined based on expected selling price) less costs to sell, and updated at each reporting date. Pakcom was not classified as a discontinued operation as Paktel, a subsidiary of Millicom, also operates in Pakistan in the same business line.

In June 2006, regulatory approval was obtained for the sale of Pakcom Limited to the Arfeen Group for a nominal amount resulting in no gain or loss on disposal. During the period from January 1, 2006 to the date of disposal, Millicom reversed $10 million of the impairment loss recorded as at December 31, 2005 attributable to Pakcom Limited (see Note 13). The reversal of the impairment loss corresponds to the amount of losses of Pakcom Limited for the period from January 1, 2006 to the date of disposal as the proceeds for the disposal of Pakcom Limited were agreed with the Arfeen Group during 2005. Pakcom Limited was part of the segment South Asia.

(c) Comvik International (Vietnam) A.B.

Millicom has an 80% equity interest in Comvik International (Vietnam) AB which had entered into a business cooperation contract with a government-owned company to operate a nationwide cellular GSM network in Vietnam (Mobifone). The Business Cooperation Contract (“BCC”) expired in May 2005 and since then Millicom has been negotiating with the Vietnamese government to convert the BCC into an equity ownership interest. During the three months ended September 30, 2006, Millicom has concluded that it is becoming unlikely that it will be able to reach an acceptable agreement because of a lack of progress on the part of the Vietnamese Government to meet its obligations under the market access agreement in the near term. As a result, Comvik International (Vietnam) AB is presented as a discontinued operation in the interim condensed financial statements as at September 30, 2006.

Comvik International (Vietnam) AB was not classified as a discontinued operation in the interim condensed consolidated financial statements as of September 30, 2005. The comparative interim condensed consolidated statements of profit and loss for the nine months ended September 30, 2005 and for the three months ended September 30, 2005 have been adjusted. As a result, a gain of $2 million for the nine months ended September 30, 2005 and a loss of $1.3 million for the three months ended September 30, 2005 have been reclassified from profit/(loss) from continuing operations to profit/(loss) from discontinued operations. This reclassification does not impact the comparative net profit/(loss) for the periods.

(d) Other

Other operations were classified as discontinued operations during the nine months ended September 30, 2006. As a result a  loss of $1.5 million for the nine months ended September 30, 2005 and a loss of $1.5 million for the three months ended September 30, 2005 have been reclassified from profit/(loss) from continuing operations to profit/(loss) from discontinued operations.

9. SHARE CAPITAL AND PREMIUM

During the first nine months of 2006, 1,515,650 stock options were exercised by employees and directors of Millicom for a net proceeds of $13.1 million recorded in share capital and premium, of which 654,852 shares were issued from treasury stock.

As of  September 30, 2006, following the above exercise of stock options and issuance from treasury stock, the total subscribed and fully paid-in share capital and premium amounted to $368.8 million consisting of 100,564,396 registered common shares with a par value of $1.50 each.

For the nine months ended September 30, 2006, the average number of shares outstanding, was 100,286,292 including 45,576 treasury shares (2005: 99,412,823 including 654,852 treasury shares) .

At the Company’s Annual General Meeting in May 2006, the shareholders voted to decrease the Company’s statutory accumulated losses brought forward by a total amount of $101.9 million through a transfer of the same amount from the share premium account.

10. SHARE-BASED COMPENSATION

(a) Change in terms of share options previously granted to directors

In May 2006 at the Annual General Meeting, it was agreed to accelerate the vesting period for share options held by the directors from three years to one year to correspond to the directors’ one-year term in office. This modification resulted in a charge to the statement of profit and loss for the amount of $0.6 million in addition to the charge of $1.8 million for the nine months ended September 30, 2006 (2005: $2.4 million) incurred on Millicom’s stock option plans. It was also agreed to change the term of the share options so that they no longer expire when a director is no longer a member of the board. In addition, the directors entered into an agreement with Millicom, whereby if Millicom is subject to a change of control the directors’ share options will vest immediately and the restricted shares will become unrestricted upon the change of control.

(b) Restricted shares granted to directors for 2005

In May 2006 at the Annual General Meeting, each of the nine Directors was granted restricted shares in Millicom, relating to the 2005 year. The shares are subject to a restriction of a one-year holding period. The number of total shares awarded to each director was a number equal to $50,000 divided by the closing share price of Millicom’s stock as quoted on the NASDAQ National Market on May 30, 2006. As the shares related to services provided in 2005, they vested immediately on the grant date and Millicom recognized compensation expense in the amount of $0.5 million for the nine months ended September 30, 2006.

(c) Restricted shares granted to employees for 2005

In May 2006 at the annual general meeting, it was agreed to award a total number of 62,749 shares to employees in relation to the 2005 year. Compensation expense for the total number of shares awarded to employees was measured on the grant date using Millicom’s closing share price as quoted on the NASDAQ National Market on July 4, 2006. The shares are subject to a restriction of a one-year holding period. As the shares related to services provided in 2005, they vested immediately on the grant date and Millicom recognized compensation expense in the amount of $2.1 million for the nine months ended September 30, 2006.

(d) Performance Share Plan established in 2006

In May 2006 at the annual general meeting, it was proposed to no longer award share options to employees going forward, but instead award restricted Millicom shares to certain employees. Therefore, a Performance Share Plan (“PSP”) has been created although the terms and conditions of the plan need to be finalized. The PSP will be based on a target share award granted to eligible Millicom employees, limited to Millicom senior-level employees, key high potential employees and certain critical new recruits. The shares granted are subject to a one-year holding period once the shares are vested.

The shares awarded will vest at the end of a three year period, or performance cycle, subject to specified market and performance conditions related to Millicom’s share price growth compared to a peer group index, revenue growth, EBITDA(i) average margin, and profit margin. The achievement of a certain level of each condition, measured at the end of the three years, yields a specific percentage of shares awarded to each employee at the grant date.

The plan will be designed so that the shares granted vest at the end of the three-year performance period. However, for the performance cycle from 2006 through 2008 only, the shares granted will vest 20% on December 31, 2006, 20% on December 31, 2007 and 60% on December 31, 2008.

For the period ended September 30, 2006, Millicom recognized $4.4 million as compensation expense related to shares to be granted to eligible employees under the new PSP.

(i) EBITDA is defined for the plan as operating profit before amortization and depreciation, other operating expenses, stock compensation of directors and employees, corporate costs, gain/(loss) from sale of subsidiaries and joint ventures and impairment of assets.

11. DEBT AND OTHER FINANCING

10% Senior Notes

On November 24, 2003, Millicom issued $550 million aggregate principal amount of 10% Senior Notes (the “10% Senior Notes”) due on December 1, 2013. The 10% Senior Notes bear interest at 10% per annum, payable semi-annually in arrears on June 1 and December 1, beginning on June 1, 2004. Interest is accrued at an effective interest rate of 10.4%.

The 10% Senior Notes are general unsecured obligations of Millicom and rank equal in right of payment with all future unsecured and unsubordinated obligations of Millicom. The 10% Senior Notes are not guaranteed by any of Millicom’s subsidiaries or affiliates, and as a result are structurally subordinated in right of payment to all indebtedness of such subsidiaries and affiliates.

As of  September 30, 2006, the carrying amount of the 10% Senior Notes, net of unamortized financing fees, was $538.4 million (December 31, 2005: $537.6 million).

4% Convertible Notes

In January 2005, Millicom raised $200 million aggregate principal amount of 4% Convertible Notes due 2010 (the “4% Convertible Notes”). The net proceeds of the offering were paid and settled on January 7, 2005 in the amount of $195.9 million.

The 4% Convertible Notes are direct, unsecured obligations of Millicom. The rate of interest payable on the 4% Convertible Notes is 4% per annum. Interest is payable semi-annually in arrears in equal installments on January 7 and July 7 of each year commencing on July 7, 2005. The effective interest rate is 9.8%.

Unless previously redeemed or converted, the 4% Convertible Notes will be redeemed on January 7, 2010 at their principal amount. Each note will entitle the holder to convert such note into shares or Swedish Depository Receipts of Millicom at a conversion price of $34.86 per share at any time on or after February 17, 2005 and up to December 28, 2009. As of September 30, 2006, none of the 4% Convertible Notes have been converted into ordinary shares.

The 4% Convertible Notes were constituted by a trust deed dated January 7, 2005 between Millicom and The Bank of New York, as Trustee for the holders of notes.

Millicom has apportioned part of the value of the 4% Convertible Notes to equity and part to debt. The value allocated to equity as of September 30, 2006 was $39.1 million, which is recorded under the caption “Other reserves” and the value allocated to debt was $169.1 million.

5% Mandatory Exchangeable Notes

On August 7, 2003, Millicom Telecommunications S.A., Millicom’s wholly-owned subsidiary, issued for an aggregate value of SEK 2,555,994,000 (approximately $310 million at the exchange rate at the date of issuance) Mandatory Exchangeable Notes (the “5% Mandatory Exchangeable Notes”), which were mandatorily exchangeable into Tele2 AB series B shares and matured on August 7, 2006.

The 5% Mandatory Exchangeable Notes bore interest on the U.S. dollar equivalent amount of each note at a rate of 5% per annum payable semi-annually on February 7 and August 7 of each year. The effective interest rate was 8.5%. On August 7, 2006, the 5% Mandatory Exchangeable Notes were fully redeemed (December 31, 2005: $315.4 million). From January 1, 2006 to August 7, 2006, an exchange loss of $35.8 million (nine months ended September 30, 2005: gain of $52.0 million) was recognized on the 5% Mandatory Exchangeable Notes.

The 5% Mandatory Exchangeable Notes included an embedded derivative, which was valued separately. The embedded derivative, which reflected Millicom’s right to participate in a portion of the increase in value of the Tele2 shares above the reference price of SEK 95 as well as the right to allocate to the noteholders the entire loss resulting from a decrease in value below this reference price, was recorded at fair value, taking into account time and volatility factors. As a result of the redemption of the Tele 2 shares on August 7, 2006, the embedded derivative was derecognized (the fair value of the embedded derivative as of December 31, 2005 was recorded under “Financial assets at fair value through profit or loss” for an amount of $39.3 million). The change in fair value of the embedded derivative for the nine months ended September 30, 2006 amounted to $66.1 million (nine months ended September 30, 2005: $15.5 million) recorded under the caption “Fair value result on financial instruments”. There was no further impact on the profit and loss account at the date of redemption.

Analysis of debt and financing by maturity

The total amount of debt and other financing is repayable as follows:

	As of September 30, 2006	As of December 31, 2005
	(Unaudited)
	US $ ’000	US $ ’000
Due within:
One year	115,946	411,699
One – two years	68,758	45,376
Two – three years	47,604	31,505
Three – four years	203,491	27,731
Four – five years	45,209	178,375
After five years	549,611	537,937
Total debt	1,030,619	1,232,623

As of September 30, 2006, the Group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the Group is $231.6 million (December 2005: $445.8 million).

Guarantees

In the normal course of business, Millicom has issued guarantees to secure some of the obligations of some of its operations under bank and supplier financing agreements. The tables below describe the outstanding amounts under the guarantees and the remaining terms of the guarantees as of September 30, 2006 and December 31, 2005. Amounts covered by bank guarantees are recorded in the condensed consolidated balance sheets under the caption “Other debt and financing” and amounts covered by supplier guarantees are recorded under the caption “Trade payables” or “Other debt and financing” depending on the terms and conditions.

As of September 30, 2006 (unaudited):

	Bank and other financing guarantees (1)		Supplier guarantees (2)		Total
Terms	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure
	(US $ ’000)	(US $ ’000)	(US $ ’000)	(US $ ’000)	(US $ ’000)	(US $ ’000)
0-1 year	9,015	13,002	14,204	14,204	23,219	27,206
1-3 years	33,728	33,728	15,433	33,342	49,161	67,070
3-5 years	50,098	53,668	—	—	50,098	53,668
More than 5 years (3)	—	226,121	—	—	—	226,121
Total	92,841	326,519	29,637	47,546	122,478	374,065

As of December 31, 2005:

	Bank and other financing guarantees (1)		Supplier guarantees (2)		Total
Terms	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure
	(US $ ’000)	(US $ ’000)	(US $ ’000)	(US $ ’000)	(US $ ’000)	(US $ ’000)

0-1 year	6,863	110,618	7,206	7,536	14,069	118,154
1-3 years	17,521	17,521	15,798	15,798	33,319	33,319
3-5 years	29,446	42,242	—	—	29,446	42,242
More than 5 years	—	—	—	—	—	—
Total	53,830	170,381	23,004	23,334	76,834	193,715

(1) The guarantee ensures payment by the Group’s company guarantor of outstanding amounts of the underlying loans in the case of non payment by the obligor.

(2) The guarantee ensures payment by the Group’s company guarantor of outstanding amounts of the underlying supplier financing in the case of non payment by the obligor.

(3) This amount relates to guarantees given by the Company in support of long term financing for Paktel Limited our subsidiary in Pakistan ($119.9 million) and Oasis S.P.R.L. our subsidiary in Congo ($106.2 million).

12. SEGMENTAL REPORTING

The five operational clusters in the Group are Central America, South America, Africa, South Asia and South East Asia.

Revenues	Nine months ended September 30, 2006	Nine months ended September 30, 2005
	(Unaudited)	(Unaudited)
	US $ ’000	US $ ’000

Central America	545,245	310,614
South America	158,694	101,524
Africa	219,700	146,330
South Asia	82,124	92,145
South East Asia	80,572	64,938
Total revenues	1,086,335	715,551

Operating profit	Nine months ended September 30, 2006	Nine months ended September 30, 2005
	(Unaudited)	(Unaudited)
	US $ ’000	US $ ’000

Central America	224,288	108,032
South America	42,421	20,309
Africa	51,518	42,318
South Asia	(12,855)	(35,148)
South East Asia	18,419	11,314
Unallocated items	(31,347)	(9,484)
Operating profit	292,444	137,341

Revenues	Three months ended September 30, 2006	Three months ended September 30, 2005
	(Unaudited)	(Unaudited)
	US $ ’000	US $ ’000

Central America	207,258	120,370
South America	62,308	36,716
Africa	80,291	50,390
South Asia	24,395	30,830
South East Asia	28,251	22,323
Total revenues	402,503	260,629

Operating profit	Three months ended September 30, 2006	Three months ended September 30, 2005
	(Unaudited)	(Unaudited)
	US $ ’000	US $ ’000

Central America	88,146	39,653
South America	17,204	8,108
Africa	15,039	9,904
South Asia	(12,177)	(11,566)
South East Asia	6,476	1,523
Unallocated items	(10,429)	1,339
Operating profit	104,259	48,961

13. IMPAIRMENT OF ASSETS

Following the sale of  Pakcom Limited (see note 8), Millicom reversed the previous impairment loss recorded to reflect the fair value less costs to sell of Pakcom Limited’s analogue equipment for an amount of $10.0 million under the caption “Cost of sales”
(see Note 8).

For the nine months ended September 30, 2005 Millicom recorded an impairment charge of $16.6 million under the caption “Cost of sales” relating to the property, plant and equipment in its operation in Vietnam, and impairment charges of $11.2 million and $4.6 million relating to the analogue equipment of Pakcom Limited and Paktel Limited, Millicom’s operations in Pakistan at that time, respectively. The Vietnam asset impairment was due to a late approval of investments required under the Business Cooperation Contract (BCC) preventing Comvik International (Vietnam) A.B., Millicom’s subsidiary in Vietnam, from generating revenues on these fixed assets as the BCC in Vietnam expired on May 18, 2005. During the first quarter of 2005, Pakcom recognized an asset impairment of $5.2 million as a result of a decrease in the recoverable amount of the analogue equipment following the increased competition by new entrants in the market. In September 2005, the assets of Pakcom had been classified as assets held for sale. Therefore, Millicom recorded an additional asset impairment of $6.0 million in order to reflect the fair value less costs to sell of  Pakcom’s analogue equipment. The Paktel asset impairment was due to accelerated migration of subscribers from the analogue network to the GSM Network.

14. TAXES

Group taxes are mainly comprised of income taxes of profitable subsidiaries and joint ventures, after allowance of taxable losses brought forward from previous years. The Company is subject to taxes applicable to a Luxembourg Société Anonyme. Due to losses incurred and brought forward, no taxes based on Luxembourg-only income have been computed for the nine month periods ended September 30, 2006 and 2005. Variations in the effective tax rate are mainly the result of the different mix of profit before tax between Millicom’s operations and the proportion of corporate expenses and interest in relation to the Group’s profit before tax.

15. JOINT VENTURES

The following amounts have been proportionally consolidated into the Group’s accounts representing the Group’s share of revenues, operating expenses and operating profit in the Group’s ventures:

	Nine months ended September 30, 2006	Nine months ended September 30, 2005
	(Unaudited)	(Unaudited)
	US$ ’000	US$ ’000

Revenues	437,290	250,406
Operating expenses	(258,251)	(167,476)
Operating profit	179,039	82,930

	Three months ended September 30, 2006	Three months ended September 30, 2005
	(Unaudited)	(Unaudited)
	US$ ’000	US$ ’000

Revenues	165,238	97,617
Operating expenses	(95,411)	(65,961)
Operating profit	69,827	31,656

16. COMMITMENTS AND CONTINGENCIES

Litigation

The Company and its operations are contingently liable with respect to lawsuits and other matters that arise in the normal course of business. As of September 30, 2006, the total amount of claims against Millicom’s operations was $72.0 million (December 31, 2005: $29.6 million) of which $5.6 million (December 31, 2005: $5.8 million) has been provided in the consolidated balance sheet. Management is of the opinion that while it is impossible to ascertain the ultimate legal and financial liability with respect to these contingencies, the ultimate outcome of these contingencies is not anticipated to have a material effect on the Group’s financial position and operations in excess of the provisions already recorded.

Debt pledges and guarantees

Details of debt pledges and guarantees are contained in Note 11.

Letters of support

In the normal course of business, the Company issues letters of support to various subsidiaries and joint ventures within the Group.

Capital Commitment

As of September 30, 2006, Millicom had committed to purchase network equipment, land and buildings and other non-current assets with a value of $218.8 million (December 31, 2005: $136.8 million) from a number of suppliers.

Operational environment

Millicom has operations in emerging markets, including Central and South America, Africa and Asia where the regulatory, political, technological and economic environments are evolving. As a result, there are uncertainties that may affect future operations, the ability to conduct business, foreign exchange transactions and debt repayments which may impact upon agreements with other parties. In the normal course of business, Millicom is involved in discussions regarding taxation, interconnect and tariff arrangements, which can have a significant impact on the long-term economic viability of its operations.

Dividends

The ability of the Company to make dividend payments is subject to, among other things, the terms of the indebtedness, local legal restrictions and the ability to repatriate funds from Millicom’s various operations.

Contingent Assets

Due to the late delivery by a supplier of network equipment in Central and South America, Millicom is entitled to a total compensation for suffered damages amounting to $9.6 million. This compensation is in the form of discount vouchers on future purchases of network equipment. The recognition of the compensation as “other operating income” occurs when the network equipment purchased with these vouchers is delivered. As of September 30, 2006, all the vouchers have been used. In the nine month period ended September 30, 2006, Millicom recorded $1.8 million (September 30, 2005: $2.3 million) as “other operating income” following the delivery of network equipment.

17. (LOSS) EARNINGS PER COMMON SHARE

(Loss) earnings per common share attributable to equity holders are comprised as follows:

	Nine months ended September 30, 2006	Nine months ended September 30, 2005
	(Unaudited)	(Unaudited)
Basic computation

Net profit (loss) attributable to equity holders (US$’000)	119,052	(5,853)

Weighted average number of shares outstanding during the period (in ‘000)	100,241	98,758

Basic earnings/ (loss) per common share (US$)	1.19	(0.06)

Diluted computation

Net profit (loss) used to determine diluted earnings per share (US$’000)	119,052	(5,853)

Weighted average number of shares outstanding during the period (in ‘000)	100,241	98,758

Adjustments for Share options (in ‘000) (i)	961	—

Weighted average number of shares and potential dilutive shares outstanding during the period (in ‘000) (ii)	101,202	98,758

Diluted earnings (loss) per common share (US$)	1.18	(0.06)

(i) As of September 30, 2006, the Group had no stock options (September 30, 2005: 2,338,898) that were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the periods presented.

(ii) For the nine months ended September 30, 2006 and 2005 the effect of the 4% Convertible Notes has not been included because to do so would have been anti-dilutive for the periods presented.

18. RECONCILIATION TO U.S. GAAP

The interim condensed consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The reconciliation of the reported net profit (loss) attributable to equity holders for the nine months ended September 30, 2006 and 2005 prepared under IFRS to the net profits prepared under accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the reconciliation of the consolidated balance sheets as at September 30, 2006 and December 31, 2005 prepared under IFRS to the consolidated balance sheets prepared under U.S. GAAP are presented below:

		Nine months ended	Nine months ended
	Item	September 30, 2006	September 30, 2005
		(unaudited)	(unaudited)
		US$ ’000	US$ ’000
Net profit (loss) for the period attributable to equity holders of the Company reported under IFRS		119,052	(5,853)
Items increasing/(decreasing) reported net profit (loss):
Consolidation of VIEs	I	(850)	2,546
Adjustments to initial step-up in the value of licenses	II	386	2,295
Stock options	III	—	2,239
Impairment of long-lived assets	IV	252	(1,992)
Adjustments relating to goodwill	V	915	(515)
Adjustments on financial assets at fair value through profit or loss	VI	50,649	77,357
Adjustments related to debt	VII	5,236	4,437
Other		234	1,728
Net profit under U.S. GAAP		175,874	82,242

Presented as:
Net profit from continuing operations		174,785	93,318
Discontinued operations:
Profit/(loss) from discontinued operations, net of taxes(a)	VIII	1,089	(11,076)
Net profit under U.S.GAAP		175,874	82,242

(a)	The tax impact of these items is $0.8 million in 2006 and $2.2 million in 2005.

	Nine months ended September 30, 2006	Nine months ended September 30, 2005
	(unaudited)	(unaudited)
Basic profit per common share
Profit/(loss) per common share under U.S. GAAP:
—from continuing operations	$1.74	$0.91
—from discontinued operations	$0.01	$(0.08)
Basic profit per common share under U.S. GAAP	$1.75	$0.83

Weighted average number of shares outstanding in the period (in ‘000)	100,241	98,758

	Nine months ended September 30, 2006	Nine months ended September 30, 2005
	(unaudited)	(unaudited)
Diluted profit per common share
Profit/(loss) per common share under U.S. GAAP:
—from continuing operations	$1.73	$0.91
—from discontinued operations	$0.01	$(0.08)
Diluted profit per common share under U.S. GAAP	$1.74	$0.83

Weighted average number of shares and potential dilutive shares outstanding during the period (in ‘000)	101,202	98,758

I. Consolidation of Variable Interest Entities

On March 31, 2004 Millicom adopted Financial Interpretation No. 46, revised 2003 (“FIN 46R”), Consolidation of Variable Interest Entities. FIN 46R applies to legal entities in which a variable interest is held. Such entities are referred to as variable interest entities (“VIEs”). VIEs are those entities possessing certain characteristics, which indicate either a lack of equity investment sufficient to cover the expected losses of the entity or the equity holders’ lack of characteristics consistent with holding a controlling financial interest. When an entity is a VIE the party whose interests absorb a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, is deemed to be the Primary Beneficiary and must consolidate the VIE.

Information on the Group’s share of revenues and operating expenses of VIEs contributed on a proportional basis under IFRS are included in Note 15 to the interim condensed consolidated financial statements.

(a) Joint Venture Interests consolidated under FIN 46R

IFRS Treatment

Entities that are jointly controlled are consolidated using the proportional method which only includes the Group’s share of the assets, liabilities, income and expenses of the joint ventures in which the Group has an interest in the consolidated financial statements.

U.S. GAAP Treatment

As a result of the adoption of FIN 46R Millicom consolidates its interests in the following VIEs: (a) Cam GSM Company Limited, a joint venture of Millicom in Cambodia, (b) Royal Telecam International Limited, another joint venture of Millicom in Cambodia, (c) Comunicaciones Celulares S.A., a joint venture of Millicom in Guatemala and (d) since May 26, 2005, Telefonica Celular S.A. a joint venture of Millicom in Honduras.

Reconciling Effect

This different treatment under U.S. GAAP impacts many of the individual balance sheet and profit and loss line items but has no overall effect on net income in 2006 after deducting minority interests, except for recognizing additional depreciation and amortization charges of $3.3 million (2005: $nil) net of taxes on stepped-up assets following the consolidation of Telefonica Celular S.A.

(b) Great Universal Inc. and Modern Holdings Inc.

IFRS Treatment

Under IFRS, Millicom did not consolidate its investment in Great Universal Inc. (“GU”) and Modern Holdings Inc. (“MH”) since the existence of warrants, which enable the holder to obtain 100% of GU and 52% of MH, were exercisable and convey the ability to the warrant holder to control GU and MH  Instead, Millicom accounted for GU and MH as financial assets available for sale.

As discussed in Note 4, in May 2006 Millicom disposed of GU and MH, realizing no gain or loss on disposal.

U.S. GAAP Treatment

Under U.S. GAAP, GU and MH were considered variable interest entities under FIN 46R, Variable Interest Entities (“FIN 46R”) and were consolidated before their disposal. On March 31, 2006, GU and MH were classified as discontinued operations and the sale of GU and MH was completed in May 2006.

Reconciling Effect

The effect of consolidating GU and MH under U.S. GAAP up to the date of disposal is an additional net profit from discontinued operations of $0.3 million (September 2005: net profit of $2.5 million). Upon the sale of GU and MH, no gain or loss was recognized under IFRS. Under U.S. GAAP, following consolidation of GU and MH, their carrying value was lower than under IFRS and an incremental gain on disposal of $2.1 million was recognized.

(c) Joint ventures interests not consolidated under FIN 46R

IFRS Treatment

Under IFRS, Emtel Limited, Millicom’s joint venture in Mauritius is consolidated using the proportional method.

U.S. GAAP Treatment

Under U.S. GAAP, Emtel Limited is accounted for using the equity method.

Reconciling effect

The adjustment to reflect Millicom’s investment in joint ventures not consolidated under FIN 46R and adjusted from proportional consolidation under IFRS to the equity method under U.S. GAAP (Emtel Limited and Telefonica Celular S.A. prior to May 26, 2005) is reflected in the balance sheet reconciliations on the following pages.

Summary of reconciling effects

	Nine months ended September 30, 2006	Nine months ended September 30, 2005
	(unaudited)	(unaudited)
	US$ ’000	US$ ’000

Joint Venture Interests consolidated under FIN46R	(3,294)	—
Consolidation of GU and MH	361	2,546
Disposal of GU and MH	2,083	—
Total reconciling effect	(850)	2,546

II. Adjustments to initial step-up in the value of licenses

IFRS Treatment

The value of mobile properties contributed by the shareholders of certain of the Company’s subsidiaries and joint ventures, upon formation of Millicom, were not recorded at the contributing shareholders’ carryover basis under IFRS but were stepped-up to reflect their fair value. The incremental value recorded for these properties was recorded as an intangible asset, attributable to licenses of $58.6 million. The step-up in value of the properties is amortized through the profit and loss account.

U.S.GAAP Treatment

Under U.S. GAAP, the contributed properties were recorded at the contributing shareholders’ carryover basis, thus no intangible asset and no amortization expense have been recorded.

Reconciling Effect

This adjustment reverses the amortization expense and the stepped-up value recorded in the balance sheet under IFRS. The amount of amortization expense related to these intangible assets recorded for IFRS for the nine months ended September  30, 2006 was $0.4 million (2005: $2.3 million).

III. Share-Based Compensation

(a) Stock Options Granted to Directors and Employees

IFRS Treatment

On January 1, 2005, the Company adopted IFRS 2, Share-based Payment (“IFRS 2”) and started charging the cost of the stock options to the income statement. On the date of grant, the Company computes the fair value of the stock options using an option pricing model, and recognizes the determined fair value over the vesting period.

U.S. GAAP Treatment

In 2005, Millicom still accounted for stock options under U.S. GAAP in accordance with APB 25, Accounting for Stock Issued to Employees (“APB 25”) and as a result no compensation expense was required to be recorded under U.S. GAAP because the intrinsic value of the grants was nil. Therefore the compensation expense recorded under IFRS was reversed for U.S. GAAP purposes.

On January 1, 2006 Millicom adopted FASB Statement No. 123 (revised 2004), Share based payment, (“FAS 123(R)”). Millicom transitioned from to APB 25 to FAS 123(R) using the modified prospective method which requires the recognition of compensation cost subsequent to January 1, 2006 for all share-based payments granted, modified, or settled after the date of adoption as well as for any unvested awards that were granted prior to the adoption date. In accordance with the modified prospective method, the figures for prior periods have not been restated to include, and do not include, the impact of FAS 123(R). As a result of the adoption of SFAS 123(R) there have been no reconciling items in 2006, as the accounting for share-based compensation under IFRS 2 and SFAS 123(R) are similar for the current plans.

(b) Accelerated Vesting of Options

On May 6, 2004, the Board of Directors approved an acceleration of the vesting periods for certain outstanding options at that date.

IFRS Treatment

Before the adoption of IFRS 2 on January 1, 2005, compensation expense relating to stock options was not recognized. The acceleration of the vesting period in 2004 was applied before the adoption of IFRS 2, and therefore the acceleration did not result in compensation expense under IFRS.

U.S. GAAP Treatment

In accordance with the FASB Interpretation (“FIN 44”) Accounting for Certain Transactions involving Stock Compensation, Millicom computed a compensation cost corresponding to the intrinsic value of those outstanding options on May 6, 2004 in excess of the original intrinsic value of $nil at grant date and, only for options that would have been forfeited had the vesting period not been accelerated, recognized this amount over the revised vesting period. The cost recognized for the nine months ended September 30, 2006 amounts to $nil (September 30, 2005: $0.1 million).

Summary of Reconciling Effects

	Nine months ended September 30, 2006	Nine months ended September 30, 2005
	(unaudited)	(unaudited)
	US$ ’000	US$ ’000

Reversal of IFRS expense	—	2,372
Accelerated vesting of options	—	(133)
Total reconciling effect	—	2,239

IV. Impairment of Long Lived Assets

 IFRS Treatment

Under IFRS, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable, i.e. a triggering event occurs, the book value of this asset is compared to its recoverable amount, which is usually determined by reference to a discounted cash flow forecast from the asset. If the discounted cash flow forecast to be generated from the asset is less than the asset’s book value an impairment is recorded for the amount of the excess.

U.S. GAAP Treatment

Under Statement of Financial Accounting Standard No. 144 (“SFAS 144”), Accounting for the Impairment or Disposal of Long Lived Assets, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable, i.e. a triggering event occurs, the book value of this asset is compared to the undiscounted cash flows forecast from the asset. If the undiscounted cash flows forecasted to be generated from the asset is less than the asset’s book value, the carrying value of the asset is regarded as not recoverable. When such a determination is made, impairment is measured as the excess of the carrying value above the asset’s fair value, typically determined by a discounted cash flow projection of the asset.

(a) Impairment of Analogue Equipment – Bolivia

IFRS Treatment

During 2003, under IFRS, Millicom reversed part of an impairment recorded in 2000 on analogue equipment belonging to its Bolivian operation, for an amount of $1.6 million, due to a change in the underlying assumptions to determine the recoverable amount of these assets.

U.S. GAAP Treatment

Under U.S. GAAP, the 2003 reversal of the $1.6 million impairment is not allowed. Also, as the carrying value of the assets is lower under U.S. GAAP, the related depreciation expense is also lower than under IFRS.

Reconciling Effect

For the nine months ended September 30, 2006 $0.3 million (2005: $0.3 million) of incremental depreciation under IFRS has been reversed for U.S. GAAP purposes.

(b) Impairment of Analogue Equipment –Pakcom

IFRS Treatment

At the end of 2004 under IFRS, Millicom recorded an impairment charge of $2.0 million on the value of its analogue equipment belonging to its Pakistani operation, Pakcom.

U.S. GAAP Treatment

Since the recoverable amount of the analogue equipment determined by reference to an undiscounted cash flow model was higher than its carrying value, the impairment recorded under IFRS was initially not booked for U.S. GAAP purposes in 2004 and accordingly, incremental depreciation was recorded until September 2005. On that date, the remaining difference between IFRS and U.S. GAAP was cancelled through an impairment charge of $1.5 million for U.S. GAAP purposes.

Reconciling Effect

In 2005, for U.S. GAAP purposes, an impairment charge of $1.5 million relating to Pakcom was recorded and an additional depreciation charge of $0.5 million was recorded.

(c) Impairment of Analogue Equipment – Paktel

IFRS Treatment

In 2004, under IFRS only, Millicom recorded an impairment charge of $3.1 million on the value of analogue equipment belonging to its Pakistani operation, Paktel.

U.S. GAAP Treatment

Since on June 30, 2005, the recoverable amount of the analogue equipment held by Paktel determined by reference to an undiscounted cash flow model was lower than its carrying value, an impairment of $2.6 million has been recorded for U.S. GAAP purposes in 2005. Incremental depreciation was recorded up to the date the impairment was recorded.

Reconciling Effect

In 2005, for U.S. GAAP purposes, an impairment charge of $2.6 million was recorded. In addition Millicom recorded an incremental depreciation charge of $0.5 million for the period before the impairment charge was recorded for U.S. GAAP purposes.

Summary of Reconciling Effects

Summarized below are the adjustments to the Company’s IFRS reported net profit/ (loss) that have been made due to the application of SFAS 144:

	Nine months ended September 30, 2006	Nine months ended September 30, 2005
	(unaudited)	(unaudited)
	US$ ’000	US$ ’000
Bolivia – reversal of depreciation	252	323
Pakcom – impairment	—	(1,496)
Paktel - impairment	—	(2,553)
Pakistan – incremental depreciation	—	(1,008)
Subtotal	252	(4,734)

Adjustment to tax charge on the above adjustments	—	1,936
Adjustment to minority interest on the above adjustments	—	806
Total adjustment to profit/(loss) in the period on the above adjustments	252	(1,992)

V. Adjustments Relating to Goodwill

(a) Negative goodwill

In 2004, under IFRS, Millicom generated $3.7 million negative goodwill on its acquisition of 25% of Millicom Tanzania Limited.

IFRS Treatment

Millicom adopted IFRS 3 on January 1, 2005 which requires negative goodwill acquired in a business combination to be recorded as income after initial reassessment of the purchase price allocation. The acquisition of 25% of Millicom Tanzania Limited was before Millicom adopted IFRS 3 and as such the $3.7 million negative goodwill was recognized as negative goodwill on the balance sheet

On January 1, 2005, the net carrying amount of negative goodwill was adjusted against accumulated losses brought forward.

U.S. GAAP Treatment

In 2004, under U.S. GAAP, the negative goodwill on the acquisition of Tanzania Limited was allocated to reduce the carrying amounts of certain acquired assets on a pro rata basis.

Reconciling Effect

The incremental depreciation charge recorded for IFRS purposes relating to the unadjusted carrying amount of acquired assets amounts to $0.9 million for the nine months ended September 30, 2006 (2005: $0.9 million), and these amounts were reversed for U.S. GAAP purposes.

(b) Impairment of goodwill

In September 2005, Millicom wrote down its goodwill in respect of Pakcom Limited to $ nil, as the remaining value of goodwill recorded under U.S. GAAP was higher than under IFRS, Millicom recorded an additional impairment of $1.4 million for U.S. GAAP purposes.

(c) Acquisition of minority interests in 2006

In the first quarter of 2006 Millicom purchased the remaining 25% of shares in its operation in Senegal and the remaining 15.6% of shares in its operation in Tanzania. The purchase price allocation of these acquisitions for U.S. GAAP purposes has been made on a provisional basis. The results of this provisional purchase price allocation are the same as under IFRS. The final purchase price allocation for these purchases will be completed by December 31, 2006.

VI. Financial Assets at Fair Value through Profit and Loss

IFRS Treatment

Under IFRS, Millicom records the fair value adjustments of its investment in Tele2 and the embedded derivative on the 5% Mandatory Exchangeable Notes in the profit and loss account.

U.S. GAAP Treatment

Under U.S. GAAP the fair value adjustments of the Tele2 shares should be recorded in shareholders’ equity within the caption “Other Reserves”.

Reconciling Effect

For the nine months ended September 30, 2006, under U.S. GAAP, Millicom reclassified a realized loss on the Tele2 shares of $36.4 million (2005: unrealized loss of $77.4 million) to shareholders’ equity and recorded a reversal of the revaluation reserve of $14.2 million on the date of disposal.

VII. Debt:  4% Convertible Notes

IFRS Treatment

Under IFRS, Millicom has allocated part of the value of the 4% Convertible Notes to debt and part to equity. As a result, an incremental interest expense is recorded, which corresponds to the difference between the effective and the nominal interest rate.

U.S. GAAP Treatment

Under U.S. GAAP the 4% Convertible Notes are recorded at nominal value and the interest charge is computed based on the nominal interest rate.

Reconciling Effect

The equity component of $39.1 million of the 4% Convertible Notes recorded for IFRS is reclassified to the debt component of the 4% Convertible Notes under U.S. GAAP. The incremental interest expense, which corresponds to the difference between the effective and the nominal interest rate, of $5.2 million recorded under IFRS for the nine months ended September 30, 2006 is reversed under U.S. GAAP (September 30, 2005: $4.4 million).

VIII. Discontinued Operations

Presented below is an analysis of profit/(loss) from discontinued operations under U.S. GAAP:

	Nine months ended September 30		Segment in which
	2006	2005	reported
	(unaudited)	(unaudited)
	US$ ’000	US$ ’000
Pakcom Limited	—	(15,099)	South Asia
Peruvian operations	—	(568)	Other
Vietnam	(1,355)	2,045	South East Asia
Great Universal and Modern Holdings	361	(909)	See item I
Gain/(loss) from discontinued operations (a)	(994)	(14,531)
Gain on disposal (b)	2,083	3,455
Gain/(loss) from discontinued operations	1,089	(11,076)

(a)       Excluding gains on disposals

(b)       The tax impact of these items is $0.8 million (2005: $2.2 million)

The table below provides information about revenues, operating profit and net profit under U.S. GAAP for the nine months ended September 30, 2006 and 2005 from continuing operations excluding the discontinued operations above:

	September 30, 2006	September 30, 2005
	(unaudited)	(unaudited)
	US$ ’000	US$ ’000
Revenues from continuing operations	1,347,511	791,600
Operating profit from continuing operations	383,791	176,923
Net profit reported from continuing operations	174,785	93,318

IX. Financing Fees

IFRS Treatment

Under IFRS, the Company records its 10% Senior Notes and the debt component of its 4% Convertible Notes net of un-amortized financing fees incurred to acquire these debts.

U.S. GAAP Treatment

Under U.S. GAAP, these financing fees are capitalized as a deferred charge.

Reconciling Effect

The amount that is reclassified as an asset in the balance sheet as at September  30, 2006, is $14.9 million (December 31, 2005:  $18.3 million), comprised of $11.6 million for the 10% Senior Notes (December 31, 2005:  $12.4 million) and $3.3 million for the 4% Convertible Notes (December 31, 2005: $3.9 million and $2.0 million for the 5% Mandatorily Exchangeable Notes).

X. Consolidation of operation in El Salvador

IFRS Treatment

Under IFRS, Millicom started reconsolidating its operation in El Salvador (“Telemovil”) as of September 15, 2003 after the dispute with the minority shareholders was resolved.

U.S. GAAP Treatment

Since September 15, 2003, Telemovil is consolidated under U.S. GAAP due to Millicom’s controlling interest.

Reconciling effect

Upon consolidation, under U.S. GAAP, Millicom reclassified an amount of $19.6 million from the carrying amount of its investment in Telemovil to goodwill.

XI. New U.S.GAAP Accounting Pronouncements

The following new U.S. GAAP pronouncements applicable to Millicom have been published since January 1, 2006. Other relevant accounting pronouncements published before January 1, 2006 are disclosed in item 15 of Note 37 of the Group’s audited annual report as of December 31, 2005 filed on Form 20-F, as amended, with the U.S. Securities and Exchange Commission.

In March 2004, the EITF reached a consensus on EITF Issue 03-1 (“EITF 03-1”), “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments.” EITF 03-1 addresses the meaning of other-than-temporary impairment and its application to investments in debt and equity securities accounted for under Statement of Financial Accounting Standards 115 (“SFAS 115”), “Accounting for Certain Investments in Debt and Equity Securities,” and to investments in equity securities accounted for using the cost method, as well as new disclosure requirements for investments that are deemed to be temporarily impaired. EITF 03-1 currently provides a multi-step model for determining whether an impairment of an investment is other-than-temporary, and requires that an impairment charge be recognized in earnings in the period in which an other-than-temporary impairment has occurred based on the difference between the adjusted cost basis of the investment and its fair value at the balance-sheet date. EITF 03-1 requires certain quantitative and qualitative disclosures about unrealized losses pertaining to certain investments and beneficial interests, in addition to certain disclosures about cost method investments when the fair value of such investments is not currently estimable. In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, which replaces the impairment evaluation guidance of EITF 03-1. While the disclosure requirements for specified debt and equity securities and cost method investments remain effective for annual periods ending after December 15, 2003, the FASB has delayed the effective date for the application of multi-step measurement and recognition guidance until issuance of implementation guidance contained in FSP EITF 03-1-1, “Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, ‘The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.”‘  We do not expect the adoption of EITF No. 03-1 to have a material impact on our consolidated financial position or results of operations.

In June 2006, the EITF reached a consensus on EITF Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement”, which concludes that for taxes within the scope of the issue, a company may adopt a policy of presenting taxes either gross within revenue or net. If the taxes subject to this issue are significant, a company is required to disclose its accounting policy for presenting taxes and the amounts of such taxes that are recognized on a gross basis. The guidance is effective for the first interim reporting period beginning after December 15, 2006, with early application permitted. We are currently evaluating EITF No. 06-3 to determine the impact on our consolidated financial position or results of operations.

In July 2006, the FASB issued Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes”, which clarifies the accounting for income taxes by prescribing the minimum recognition threshold that a tax position must meet before financial statement recognition. The Interpretation provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are currently evaluating FIN 48 to determine the impact on our consolidated financial position and results of operations.

In September 2006, the FASB issued Statement 157, “Fair Value Measurements” (“SFAS 157”), which provides enhanced guidelines for using fair value to measure assets and liabilities. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and for interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating SFAS 157 to determine the impact on our consolidated financial position or results of operations.

In September 2006, the FASB ratified EITF 06-1, “Accounting for Consideration Given by a Service Provider to Manufacturers or Resellers of Equipment Necessary for an End-Customer to Receive Service from the Service Provider”. The Task Force reached a conclusion that if consideration given by the service provider to a third-party manufacturer or reseller can be linked contractually to the benefit received by a service provider’s customer, then a service provider should account for the consideration in accordance with EUTF Issue 01-9, “Accounting for Consideration Given by a Vendor to a Customer”. The guidance in this consensus is effective for the first annual reporting period beginning after June 15, 2007 with early application permitted for financial statements that have not yet been issued. We are currently evaluating this FASB Staff Position to determine the impact on our consolidated financial position and results of operations.

In October 2006, FASB Staff Position (FSP) 123(R)-5, “Amendment of FASB Staff Position FAS 123(R)-1” was issued which addresses whether a modification of an instrument in connection with an equity restructuring should be considered a modification for purposes of applying FSP FAS 123(R)-1, “Classification and Measurement of Freestanding Financial Instruments Originally Issued in Exchange for Employee Services under FASB Statement No. 123(R)”. The provisions in the FSP are effective for the first reporting period beginning after October 10, 2006. We do not expect the provisions of this FASB Staff Position to have a material impact on our consolidated financial position and results of operations.

Balance Sheet Reconciliation:

The following significant balance sheet differences arise under U.S. GAAP as of September 30, 2006:

Balance sheet as of September 30, 2006	Item	Per Balance Sheet Group	Consolidation of VIEs and Proportional Consolidation Adjustments (Item I)	Other Adjustments	Under U.S. GAAP Group
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
		US$ ’000	US$ ’000	US$ ’000	US$ ’000
Assets
Non-Current Assets
Goodwill	V, X	128,082	—	25,282	153,364
Other intangible assets, net	II, IX	296,567	77,054	12,195	385,816
Property, plant and equipment, net	IV, V	954,979	114,717	(484)	1,069,212
Investments in associates		6,329	16,254	—	22,583
Financial assets
Financial assets available for sale		21	(19)	—	2
Pledged deposits		4,419	503	—	4,922
Deferred taxation(a)		3,129	393	(1,257)	2,265
Total Non-Current Assets		1,393,526	208,902	35,736	1,638,164
Current Assets
Financial assets
Pledged deposits		48,135	—	—	48,135
Inventories		33,949	12,239	—	46,188
Trade receivable, net		145,055	25,017	—	170,072
Amounts due from joint ventures and joint venture partners		21,517	1,045	—	22,562
Amounts due from other related parties		140	115	—	255
Prepayments and accrued income		53,827	7,076	—	60,903
Current tax assets(a)		8,463	1,750	1,257	11,470
Supplier advances and other current assets		99,249	4,173	—	103,422
Cash and cash equivalents		567,384	21,625	—	589,009
Total Current Assets		977,719	73,040	1,257	1,052,016
Total assets from disposal group classified as held for sale		5,033	—	—	5,033
Total Assets		2,376,278	281,942	36,993	2,695,213

Shareholders’ Equity and Liabilities
Shareholders’ equity
Share capital and premium	II, III, VII	368,822	—	(43,953)	324,869
Other reserves		(12,060)	—	(44,019)	(56,079)
Accumulated losses brought forward	III, VI, VII	(39,565)	(9,571)	24,831	(24,305)
Net profit for the period		119,052	(850)	57,672	175,874
Total Shareholders’ Equity		436,249	(10,421)	(5,469)	420,359
Minority Interest		22,579	169,489	—	192,068
Total Equity		458,828
Liabilities
Non-current liabilities
10% Senior Notes	IX	538,395	—	11,605	550,000
4% Notes—debt component	VII, IX	169,143	—	30,857	200,000
Other debt and financing		207,135	16,773	—	223,908
Other non current liabilities		168,618	—	—	168,618
Deferred taxation(a)		32,567	12,418	(90)	44,895
Total Non Current Liabilities		1,115,858	29,191	42,372	1,187,421
Current liabilities
Other debt and financing		115,946	3,011	—	118,957
Trade payables		321,057	54,374	—	375,431
Amount due to joint ventures		15,191	(15,191)	—	—
Amounts due to other related parties		4,209	(16)	—	4,193
Accrued interest and other expenses		100,895	12,926	—	113,821
Current tax liabilities(a)		67,547	14,335	90	81,972
Other current liabilities		176,165	24,244	—	200,409
Total Current Liabilities		801,010	93,683	90	894,783
Total liabilities from disposal group classified as held for sale		582	—	—	582
Total Liabilities		1,917,450	122,874	42,462	2,082,786
Total Shareholders’ Equity and Liabilities		2,376,278	281,942	36,993	2,695,213

(a) Under IFRS all deferred tax assets and liabilities are classified as non-current. Under U.S. GAAP deferred tax assets and liabilities are classified as either current or non-current based on the classification of the related asset or liability. Accordingly, as of  September 30, 2006, Millicom reclassified $1,257 thousand from non-current deferred tax assets to current deferred tax assets and $90 thousand from non-current deferred tax liabilities to current deferred tax liabilities.

The following significant balance sheet differences arise under U.S. GAAP as of December 31, 2005:

Balance sheet as of December 31, 2005	Item	Per Balance Sheet Group	Consolidation of VIEs and Proportional Consolidation Adjustments (Item 1)	Other Adjustments	Under U.S. GAAP Group
		US$ ’000	US$ ’000	US$ ’000	US$ ’000
Assets
Non-Current Assets
Goodwill	V, X	77,351	2,985	21,279	101,615
Other intangible assets, net	II, IX	296,136	78,107	16,985	391,228
Property, plant and equipment, net	IV, V	671,774	84,043	(1,639)	754,178
Investments in associates		5,367	15,160	—	20,527
Financial assets
Financial assets available for sale		6,307	(2,692)	—	3,615
Pledged deposits		6,500	488	—	6,988
Deferred taxation(a)		4,817	356	(749)	4,424
Total Non-Current Assets		1,068,252	178,447	35,876	1,282,575
Current Assets
Financial assets
Financial assets at fair value through profit or loss		327,803	—	—	327,803
Financial assets held to maturity		7,687	—	—	7,687
Pledged deposits		47,035	—	—	47,035
Inventories		16,369	5,773	—	22,142
Trade receivable, net		109,165	16,069	—	125,234
Amounts due from joint ventures and joint venture partners		19,244	3,602	—	22,846
Amounts due from other related parties		1,781	4,427	—	6,208
Prepayments and accrued income		48,046	4,896	—	52,942
Current tax assets(a)		14,716	—	749	15,465
Supplier advances and other current assets	IX	52,796	3,526	2,029	58,351
Time deposits		108	—	—	108
Cash and cash equivalents		596,567	27,394	—	623,961
Total Current Assets		1,241,317	65,687	2,778	1,309,782
Total assets from disposal group classified as held for sale		250,087	16	—	250,103
Total Assets		2,559,656	244,150	38,654	2,842,460

Shareholders’ Equity and Liabilities
Shareholders’ equity
Share capital and premium	II, III	465,157	—	(43,953)	421,204
Treasury stock		(8,833)	—	—	(8,833)
Other reserves	III, VI, VII	(15,217)	(1,713)	6,631	(10,299)
Accumulated losses brought forward		(151,779)	(4,084)	(52,708)	(208,571)
Net profit for the year		10,277	(5,487)	77,539	82,329
Total Shareholders’ Equity		299,605	(11,284)	(12,491)	275,830
Minority Interest		34,179	146,607	—	180,786
Total Equity		333,784
Liabilities
Non-current liabilities
10% Senior Notes	IX	537,599	—	12,401	550,000
4% Notes—debt component	IX	163,284	—	36,716	200,000

Other debt and financing		120,041	16,637	—	136,678
Other non current liabilities		203,988	—	—	203,988
Deferred taxation(a)		45,228	16,010	(843)	60,395
Total Non Current Liabilities		1,070,140	32,647	48,274	1,151,061
Current liabilities
5% Mandatory Exchangeable Notes	IX	315,359	—	2,029	317,388
Other debt and financing		96,340	5,272	—	101,612
Trade payables		210,540	33,537	—	244,077
Amount due to joint ventures		14,122	(14,111)	—	11
Amounts due to other related parties		4,780	576	—	5,356
Accrued interest and other expenses		61,236	18,225	—	79,461
Current tax liabilities		67,815	3,807	842	72,464
Other current liabilities(a)		138,816	28,028	—	166,844
Total Current Liabilities		909,008	75,334	2,871	987,213
Total liabilities from disposal group classified as held for sale		246,724	846	—	247,570
Total Liabilities		2,225,872	108,827	51,145	2,385,844
Total Shareholders’ Equity and Liabilities		2,559,656	244,150	38,654	2,842,460

(a)           Under IFRS all deferred tax assets and liabilities are classified as non-current. Under U.S. GAAP deferred tax assets and liabilities are classified as either current or non-current based on the classification of the related asset or liability. Accordingly, as of December 31, 2005. Millicom reclassified $748,000 from non-current deferred tax assets to current deferred tax assets and $843,000 from non-current deferred tax liabilities to current deferred tax liabilities.

Comprehensive Income:

The Company’s statement of comprehensive income under U.S. GAAP for the nine months ended September 30, 2006 and 2005 is as follows:

	September 30, 2006	September 30, 2005
	(Unaudited)	(Unaudited)
	U.S.$ ’000	U.S.$ ’000
Net profit under U.S. GAAP	175,874	82,242
Other comprehensive loss:
Holding loss excluding effect of sale of marketable securities sold during the year, net after tax(a)	(36,386)	(77,357)
Reclassification adjustment for net gain realized on financial assets at fair value through profit or loss, net of tax(a)	(14,263)	—
Currency translation reserve	(3,214)	(4,474)
Other comprehensive loss	(53,863)	(81,831)
Comprehensive income under U.S. GAAP	122,011	411

(a)           The tax impact on these items is $nil (2005: $nil)

Additional Stock Option Disclosure:

As described above, under U.S. GAAP, the Company accounted for stock options under APB25 before January 1, 2006. Had compensation costs been determined in accordance with SFAS 123 prior to its revision, the Company’s net income and loss per share for the nine months ended September 30, 2005 would have been adjusted to the following pro forma amounts.

September 30, 2005
(Unaudited)
U.S.$ ’000
Net profit, as reported	82,242

Add: total stock-based employee compensation expense determined under APB 25 for all awards, net of related tax effects	133
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(2,608)

Pro forma net profit	79,767

Profit per share:

As reported (basic) -	$0.83
As reported (diluted) -	$0.83
Pro forma (basic) -	$0.81
Pro forma (diluted) -	$0.81

The fair value of the options granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk free interest rates of 1.25% to 4.12%, expected lives ranging from 1 to 5 years , no dividends and expected volatility of 43.7% to 161.8%.

19. SUBSEQUENT EVENTS

On October 2, 2006, Millicom acquired 21.6 million new shares of Colombia Movil, representing a 50% plus 1 share controlling stake in the company for a consideration of US$125 million. Colombia Movil is fully consolidated as a Millicom subsidiary since October 2, 2006.

In October, Millicom and Rafsanjan Industrial Complex mutually agreed to terminate their management contract in Iran.

On October 18, 2006, Millicom sold its broadband business in Peru.

On November 13, 2006, Millicom announced that it was considering a sale of its interest in Paktel Limited, its operation in Pakistan, but stated that there could be no assurance that the sale would be consummated and that another option that might be considered is the closure of Paktel.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with and is qualified in its entirety by reference to our unaudited interim condensed consolidated financial statements and the related notes thereto included elsewhere in this report.

Unless otherwise indicated, all financial data and discussions relating thereto in this discussion and analysis are based upon interim financial statements prepared in accordance with IFRS. See Note 18 of the “Notes to interim condensed consolidated financial statements” for certain reconciliations between IFRS and U.S. GAAP.

Overview

Introduction

We are a global mobile telecommunications group with operations in the world’s emerging markets over which we typically exercise management and voting control. Our strategy of being a low cost provider, focused on prepaid services using mass market distribution methods, has enabled us to continue to pursue high growth while delivering operating profitability.

We have 16 mobile systems in 16 countries, focusing on emerging markets in Central America, South America, Africa, South Asia and South East Asia. As of September 30, 2006, the countries where we had mobile operations had a combined population of approximately 400 million. This means that 400 million is the number of people covered by our licenses, representing the number of people who could receive mobile services under the terms of our licenses if our networks covered the entire population. Our total subscribers reached 12.8 million (11.0 million on an attributable basis) as of September 30, 2006.

Our markets are attractive for mobile services due to low fixed and mobile penetration. Usage of mobile services has historically been low in the countries in which we operate due to poor or insufficient infrastructure and the low levels of disposable income. We believe there is a significant opportunity for further growth of mobile services in our markets due to the continuing reductions in the cost of providing mobile services to the consumer and due to rising disposable personal income levels.

Recent Developments

On January 16, 2006, Millicom delisted from the Luxembourg stock exchange.

On January 19, 2006 Millicom announced that it had received a high number of unsolicited approaches and had decided to conduct a review of the strategic options for the Company. It appointed a financial advisor in this respect.

On January 23, 2006, Millicom purchased the remaining 15.6% ownership interest in Millicom Tanzania Limited, its operation in Tanzania in which Millicom now has 100% ownership.

On February 1, 2006, Millicom completed the second and final installment of its agreement to purchase the remaining 30% ownership interest in Millicom Sierra Leone Limited.

On February 27, 2006, Millicom’s subsidiary in Sri Lanka, Celltel extended its cellular license in Sri Lanka until 2018 at a cost of approximately US$4 million.

On March 14, 2006, Millicom purchased the remaining 25% ownership interest in Sentel GSM, its operation in Senegal in which Millicom now has 100% ownership.

In May 2006, Millicom completed the sale of its US Group mainly including its investments in Great Universal and Modern Holdings, realizing a net gain of US$ 4 million.

In June 2006, Millicom completed the sale of Pakcom, its TDMA operation in Pakistan, to the Arfeen Group for a nominal amount. As per the sale agreement, Millicom transferred a 10% stake in Paktel to the Arfeen Group taking Millicom’s ownership in Paktel to 88.9%.

On July 3, 2006, Millicom terminated its strategic review.

On July 12, 2006, Millicom completed its acquisition  of the remaining 4% ownership interest in Telecel Paraguay, its operation in Paraguay, in which Millicom now has 100% ownership.

On August 7, 2006, Millicom repaid its 5% Mandatorily Exchangeable Notes through the transfer of its Tele 2 shares held by a wholly-owned subsidiary of Millicom .

On October 2, 2006, Millicom acquired 21.6 million new shares of Colombia Movil, representing a 50% plus 1 share controlling stake in the company for a consideration of US$125 million. Colombia Movil is fully consolidated as a Millicom subsidiary since October 2, 2006.

In October, Millicom and Rafsanjan Industrial Complex mutually agreed to terminate their management contract in Iran.

On October 18, 2006, Millicom sold its broadband business in Peru.

On November 13, 2006, Millicom announced that it was considering a sale of its interest in Paktel Limited, its operation in Pakistan, but stated that there could be no assurance that the sale would be consummated and that another option that might be considered is the closure of Paktel.

Subscriber Base

We have consistently achieved strong subscriber growth across our operations. Our worldwide total cellular subscribers increased by 62% to 12.8 million as of September 30, 2006 from 7.9 million as of September 30, 2005. Of the total subscribers as of September 30, 2006, 12.3 million, or 96%, were prepaid, an increase of 65% over the 7.5 million prepaid subscribers as of September 30, 2005. Our attributable subscribers increased by 60% to 11 million as of September 30, 2006 from 6.9 million as of September 30, 2005. The four largest contributors to total cellular subscribers growth in the nine months ended September 30, 2006 were the operations in Guatemala, Paktel, Ghana, and Honduras adding 2.2 million net new subscribers for the nine months ended September 30, 2006.

Revenues

Our revenues were $1,086.3 million for the nine months ended September 30, 2006 as compared to $715.6 million for the nine months ended September 30, 2005.

Upstreaming of Cash

The continued improvement in the operating and financial performance of our operations has allowed us to continue to upstream excess cash from our operations to the head office. For the nine months ended September 30, 2006, we upstreamed $179 million from our operations. This upstreamed cash is used to service Millicom’s debt obligations and for further investments.

Debt

Millicom’s total consolidated indebtedness as of  September  30, 2006 was $1,030.6 million and our total consolidated net indebtedness (representing total consolidated indebtedness after deduction of cash, cash equivalents and short-term time deposits) was $463.2 million.

Effect of Exchange Rate Fluctuations

Exchange rates for the currencies of the countries in which we operate may fluctuate in relation to the U.S. dollar, and such fluctuations may have a material adverse effect on our earnings, net assets or cash flows when translating local currency into U.S. dollars. For each operation that reports in a currency other than the U.S. dollar, a decrease in the value of that currency against the U.S. dollar would reduce our profits and cash flows while also reducing both our assets and liabilities. In the nine months ended September 30, 2006, we had a net exchange loss of $37.1 million. In the nine months ended September 30, 2005, we had a net exchange gain of $46.4 million. The exchange gain in both 2006 and 2005 was mainly due to the revaluation at the period-end exchange rate of the debt component of the 5% Mandatory Exchangeable Notes.

To the extent that our operations upstream cash in the future, the amount of U.S. dollars we will receive will be affected by fluctuations of exchange rates for such currencies against the U.S. dollar. The exchange rates obtained when converting local currencies into U.S. dollars are set by foreign exchange markets over which we have no control. We have not entered into any significant hedging transactions to limit our foreign currency exposure.

Results of Operations

Nine months Ended September 30, 2006 and 2005

The following table sets forth certain profit and loss statement items for the periods indicated.

	Nine months Ended		Impact on Comparative Results for Period
	September 30	September 30	Amount of	Percent
	2006	2005	Variation	Change
	(Unaudited)	(Unaudited)
	(in thousands of U.S. dollars, except percentages)
Revenues	1,086,335	715,551	370,784	51.8%
Cost of sales	(423,529)	(313,109)	(110,420)	35.3%
Sales and marketing	(171,463)	(111,129)	(60,334)	54.3%
General and administrative expenses	(178,860)	(137,797)	(41,063)	29.8%
Other operating expenses	(27,643)	(19,410)	(8,233)	42.4%
Valuation movement on investments in securities	(36,386)	(77,357)	40,971	-53.0%
Fair value result on other financial instruments	65,310	16,533	48,777	295%
Interest expense	(105,418)	(105,967)	549	-0.5%
Exchange (loss), gain, net	(37,074)	46,368	(83,442)	—
Charge for taxes	(76,767)	(43,553)	(33,214)	76.3%
Net (loss)/profit attributable to equity holders	119,052	(5,853)	124,905	—

Revenues. Total revenues for the nine months ended September 30, 2006 were $1,086.3 million, an increase of 52% over $715.6 million for the nine months ended September 30, 2005. The increase results from revenue growth in the majority of the Group’s operations. The four largest contributors to revenues during the nine months ended September 30, 2006 were our operations in El Salvador, Guatemala, Honduras and Paraguay.

Cost of sales. Cost of sales increased by 35% for the nine months ended September 30, 2006 to $423.5 million from $313.1 million for the six months ended September 30, 2005. The lower increase, compared to the increase in revenues, is mainly explained by the write-down of assets in the first nine months of 2005 due to an impairment charge of $16.6 million on property, plant and equipment in Vietnam and an impairment charge on the Pakcom and Paktel analog equipment of $11.2 million and $4.6 million respectively, as well as the reversal during the first nine months of 2006 of a previous network impairment of Pakcom resulting from the sale of the operation.

Sales and marketing. Sales and marketing expenses increased by 54% for the nine months ended September 30, 2006 to $171.5 million from $111.1 million for the nine months ended September 30, 2005. The increase was mainly due to the rollout of our Tigo brand in Africa and continuing growth throughout our operations.

General and administrative expenses. General and administrative expenses increased by 30% for the nine months ended September 30, 2006 to $178.9 million from $137.8 million for the nine months ended September 30, 2005. The increased general and administrative expenses are mainly explained by the growth throughout the operations.

Other operating expenses. Other operating expenses increased by 42% for the nine months ended September 30, 2006 to $27.6 million from $19.4 million for the nine months ended September 30, 2005 mainly due to increased professional fees as a result of a strategic review carried out by Millicom.

Valuation movement on investments securities. For the nine months ended September 30, 2006, the valuation movement on securities was a loss of $36.4 million representing the variation in share price of the Tele2 AB shares and exchange rates since December 31, 2005. For the nine months ended September 30, 2005, the valuation movement on securities was a loss of $77.4 million.

Fair value result on financial instruments. For the nine months ended September 30, 2006, the fair value result on financial instruments was a gain of $65.3 million ($66.1 million gain on the embedded derivative on the 5% Mandatorily Exchangeable Notes and a loss of $0.8 million on Millicom’s option in Iran). For the nine months ended September 30, 2005, the fair value result on financial instruments was a gain of $16.5 million ($15.5 million gain on the embedded derivative on the 5% Mandatorily Exchangeable Notes and a gain of $1.0 million on Millicom’s option in Iran).

Interest expenses. Interest expenses for the nine months ended September 30, 2006 decreased by 0.5% to $105.4 million from $106.0 million for the nine months ended September 30, 2005. This decrease is mainly due to the settlement of the 5% Notes on August 7, 2006 and the derecognition of the license payable in Pakcom when the operation was disposed of in June 2006. These reductions were partly offset by the higher interest charges in the operations resulting from their increased debt.

Exchange gain. Millicom had a net exchange loss for the nine months ended September 30, 2006 of $37.1 million compared to a gain of $46.4 million for the nine months ended September 30, 2005. The exchange loss in 2006 and gain in 2005 were mainly due to the settlement and  revaluation at the period-end exchange rate of the debt component of the 5% Mandatory Exchangeable Notes which were denominated in Swedish Kroner.

Charge for taxes. The net tax charge for the nine months ended September 30, 2006 increased to $76.8 million from $43.6 million for the nine months ended September 30, 2005 mainly due to the higher profit before tax.

Net profit/loss for the period attributable to equity holders. The net profit for the nine months ended September 30, 2006 attributable to equity holders was $119.1 million compared to a net loss of $5.9 million for the nine months ended September 30, 2005 as a result of continuing growth throughout most operations. For the nine months ended September 30, 2006, the net profit was also affected by the fair value result on financial instruments, the valuation movement on investment securities and the exchange loss on the 5% Notes.

Geographical Segment Information

The table below sets forth our revenues by geographical segment for the periods indicated.

Revenues	Nine months ended September 30, 2006	Nine months ended September 30, 2005
	(Unaudited)	(Unaudited)
	US $ ’000	US $ ’000

Central America	545,245	310,614
South America	158,694	101,524
Africa	219,700	146,330
South Asia	82,124	92,145
South East Asia	80,572	64,938
Total revenues	1,086,335	715,551

The table below sets forth our revenues by geographical segment, in percent of total revenues, for the periods indicated.

	Nine months Ended September 30,
	2006	2005
	(Unaudited)	(Unaudited)
Central America	50.2%	43.4%
South America	14.6%	14.2%
Africa	20.2%	20.4%
South Asia	7.6%	12.9%
South East Asia	7.4%	9.1%
Total	100.0%	100.0%

Liquidity and Capital Resources

Cash Flows

For the nine months ended September 30, 2006, cash provided by operating activities was $353.1 million compared to $265.0 million for the nine months ended September 30, 2005.

Cash used by investing activities was $487.8 million for the nine months ended September 30, 2006, compared to $269.2 million for the nine months ended September 30, 2005. This increase is mainly due to network expansion throughout our operations and the acquisition of minority interests in Senegal, Tanzania and Paraguay.

Financing activities provided total cash of $103.1 million for the nine months ended September 30, 2006 and $196.4 million for the nine months ended September 30, 2005. The decrease is mainly explained by the issuance of the 4% Convertible Notes in the first quarter of 2005.

The net cash decrease in the nine months ended September 30, 2006 was $29.2 million compared to an inflow of $191.5 million for the nine months ended September 30, 2005. Millicom had a closing cash and cash equivalents balance of $567.4 million as of September 30, 2006 compared to $604.8 million as of September 30, 2005.

Capital Additions

Our additions to property, plant and equipment by geographical region were as follows during the periods indicated:

	For the nine months Ended September 30,
	2006	2005
	(unaudited)	(unaudited)
	(in thousands of U.S. dollars)

Central America	105,006	46,438
South America	32,155	14,929
Africa	150,763	60,292
South Asia	120,574	27,013
South East Asia	20,676	36,051
Unallocated	64	63
Total	429,238	184,786

The main capital expenditures related to the expansion of existing networks both in terms of areas covered and capacity.

Corporate and Other Debt and Financing

As of September 30, 2006, we had total consolidated outstanding debt and other financing of $1,030.6 million. The Group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the Group is $231.6 million.

As of December 31, 2005, on a consolidated basis, we had total outstanding debt and other financing of $1,232.6 million. The Group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the Group was $445.8 million (including Tele 2 shares in the amount of $288.5 million pledged against the 5% Mandatorily Exchangeable Notes).

Of the total consolidated outstanding debt and other financing,

•                  $538.4 million, net of deferred financing fees, was in respect to the 10% Senior Notes;

•                  $169.1 million, net of deferred financing fees, was in respect to the 4% Convertible Notes;

•                  $323.1 was in respect to the indebtedness of our operating entities.

The 4% Convertible Bonds are convertible at the option of holders at any time up to December 28, 2009, unless previously redeemed, converted or purchased and cancelled, into Millicom common stock at a conversion price of $34.86 per share. Millicom has apportioned part of the value of these notes to equity and part to debt. The value allocated to equity as of September 30, 2006 was $39.1 million and the value allocated to debt was $169.1 million.

Short-term Liabilities

As of September 30, 2006, Millicom had a total of $801.0 million of current liabilities, including $115.9 million of other debt and financing. Management expects a substantial portion of such short-term other debt and financing to be extended prior to maturity.

As of September 30, 2006, we had commitments from a number of suppliers to purchase network equipment, land and buildings and other fixed assets of $218.8 million of which $205.7 million are due within one year.

As of September 30, 2006, we had outstanding guarantees for a total amount of $122.5 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

	By:		/s/ Marc Beuls
		Name:	Marc Beuls
		Title:	President and Chief Executive Officer

	By:		/s/ David Sach
		Name:	David Sach
		Title:	Chief Financial Officer

Date: November 17, 2006